Exhibit D-2

LOUISIANA PUBLIC SERVICE COMMISSION
ORDER NO. U-28919
ENTERGY LOUISIANA, INC., EX PARTE.

Docket No. U-28919 - In re: Application of Entergy Louisiana, Inc. for authorization to implement a plan of internal restructuring that would result in the conversion of its form of business organization from a corporation to a limited liability company.

(Decided at Business and Executive Session held September 14, 2005)

OVERVIEW:
  Background:

  On July 13, 2005 Entergy Louisiana, Inc. ("ELI" or "the company") submitted an application for authorization to implement a plan of internal restructuring that would result in the conversion of its form of business organization from a corporation to a limited liability company ("LLC"). Notice of the application was published in the Commission's Official Bulletin dated July 15, 2005 and interventions were filed by Occidental Chemical Corporation and Marathon Oil Company.

  Pursuant to La. R.S. 47:601(A), ELI currently is obligated to pay corporate franchise taxes to the State of Louisiana. The taxes impose a financial obligation upon ELI and its customers each year. In 2005, the corporate franchise taxes amounted to $10.3 million. Louisiana law requires every Louisiana corporation to pay this tax, but the tax does not apply to limited liability companies.

  The issue of ELI's conversion to a LLC was raised by the Commission Staff in ELI's recent rate proceeding, Docket No. U-20925 (2004 RRF). In connection with that, a provision of the stipulation from that rate case provided that ELI would provide an update semi-annually to the Commission regarding its efforts to convert from a corporation to a LLC.

  Proposed conversion:

  ELI has proposed to convert to a LLC through two-step process, with the ultimate company name to be "Entergy Louisiana, LLC" (or referred to herein as "ELL"). In the first step of the restructuring, ELI will change its place of incorporation from Louisiana to Texas. This conversion is allowed under Louisiana Business Corporation Law and Article 5.17 of the Texas Business Corporation Act. Under these statutes, ELI will adopt a Plan of Conversion and continue existence as a Texas corporation under the name of Entergy Louisiana, Inc. ("ELI Holdings"). All stock of ELI will continue to be outstanding common and preferred stock of ELI Holdings and will continue to be owned by the same stockholders as those immediately before the conversion. All ownership and other rights in real estate and other property of ELI will continue to be owned by ELI Holdings without any transfer or assignment. All liabilities and obligations of ELI will continue to be liabilities and obligations of ELI Holdings.

  In the second step, ELI Holdings will enter into a Plan of Merger, under which ELI Holdings will continue to exist, and two new Texas limited liability companies, ELL and Entergy Louisiana Properties, LLC. ("ELP"),1 will be created as direct subsidiaries of ELI Holdings. Following the merger, 146,970,607 units of Common Membership Interests of ELL will be issued and allocated to ELI Holdings, and 100 units of Common Membership Interest of ELP will be issued and allocated to ELI Holdings. These membership interests will represent all outstanding Common Membership Interests of ELL and ELP.

  Substantially all of the real estate and other property owned, leased, and claimed by ELI Holdings immediately prior to the merger will be allocated to ELL. Substantially all of the liabilities and obligations of ELI Holdings immediately prior to the merger will be allocated to ELL. ELL will succeed to and assume all of ELI's jurisdictional tariffs, rate schedules and service agreements, and provide electric service to ELI's customers without interruption. ELL will succeed and assume all of ELI's rights and obligations under all other agreements that are jurisdictional to the LPSC, the FERC, the Council of the City of New Orleans, and all other local, state and federal regulatory agencies. Finally, ELL will assume all of ELI's rights and obligations under all purchase power agreements pursuant to which ELI currently is purchasing capacity and/or energy.

  ELP will own certain undeveloped real estate owned by ELI as well as ELI's ownership interest in System Fuels, Inc. ("SFI")2 and in a long-term note receivable from SFI, and a sufficient level of working capital, will be transferred to Entergy Louisiana Properties, LLC ("ELP"), another Texas limited liability company.3 Like ELL, ELP will be subject to the jurisdiction of the LPSC, and, for purposes of establishing the retail rates of ELL, the Commission shall consider the assets and liabilities of ELL and ELP on a combined basis.

  Benefits of the Conversion:

  In its application, ELI submits that the proposed restructuring will have no adverse effects on retail rates. To the contrary, the restructuring is expected to result in an overall reduction in base rates of $6.2 million for ELI ratepayers, effective in the first January following the completion of the conversion. In addition, the restructuring itself is tax-free and is not expected to generate either federal or Louisiana income tax liability. Next, the proposed restructuring will be fully transparent to the LPSC and will not affect the ability of a retail regulator, including the LPSC, or federal regulators, to exercise authority to regulate ELL's and ELP's utility operations. ELL and ELP will remain subject to the LPSC jurisdiction in the same manner that ELI currently is subject to the jurisdiction of the LPSC. ELL and ELP shall be regulated by the Commission on a combined basis. Finally, the restructuring will maintain the quality of ELI's management because those persons currently responsible for managing ELI will not change as a result of the restructuring.

  Staff Review:

As a part of the Staff's review, informal meetings took place between ELI and the Staff. Ultimately, the Staff and ELI entered into a stipulation. In addition, the Staff recommended the following ordering provisions:

  The Commission reserves its rights to investigate the effect of changes in the Applicant's operation and management and the impact of those changes on ratepayers as the result of the conversion.

  If the Commission determines that the terms of the proposed conversion are, in its view, materially changed by the parties or by any subsequent regulatory decision of the FERC, NRC, or SEC, the Commission may reconsider its approval of the proposed conversion within 45 days of the date of that subsequent regulatory decision or within 45 days of its becoming aware of the change by the parties, whichever is later.

  The Commission's approval is conditioned upon the FERC's approval of the proposed conversion, and upon any other regulatory approval that ELI may be required to obtain under the law.

  The Commission's approval is without prejudice to its constitutional and statutory authority over public utilities and other matters within the Commission's jurisdiction such as ELI's rates, services, etc.

  The proposed conversion shall entail no "step-up" in the valuation of ELI's assets. Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

  The Commission's approval of the proposed conversion is without prejudice to the authority of the Commission to review the capital structure and cost of capital of ELL in future Formula Rate Plan filings made by ELL.

  ELI shall promptly notify the Commission of the date on which the conversion is completed, and of the status of the Applicant's request for approval of the conversion or any other action by any other governmental agency.

  The Commission's approval is based on the representation that the proposed conversion will not itself generate any federal or Louisiana income tax liability and that it will not result in any increase in ELI's annual income tax liabilities. Should any additional income tax liability result from the conversion itself, that increase will be absorbed by shareholders and not passed along to ratepayers.

  Intervenor's Response:

  Marathon Oil Company agreed with the terms of the stipulation, and Occidential Chemical Corporation, although preferring not to sign the stipulation, stated no objection to the proposed conversion.

  Jurisdiction Statement:

  The Louisiana Constitution, Article IV, Section 21(B), provides:

  The commission shall regulate all common carriers and public utilities and have such other regulatory authority as provided by law. It shall adopt and enforce reasonable rules, regulations, and procedures necessary for the discharge of its duties, and shall have other powers and perform other duties as provided by law.

  Louisiana Revised Statute 45:1163(A)(1) provides:

  (A)(1): The commission shall exercise all necessary power and authority over any street, railway, gas, electric light, heat, power, waterworks, or other local public utility for the purpose of fixing and regulating the rates charged or to be charged by and service furnished by such public utility.

  Commission Action:

This matter was brought before the Commission at its September 14, 2005 Business and Executive Session. On motion of Commissioner Blossman, seconded by Commissioner Field, and unanimously adopted, the Commission voted to approve the stipulation along with the recommended ordering provisions.

IT IS THEREFORE ORDERED THAT:

  The Commission hereby asserts its primary jurisdiction, as authorized under Rule 51 of the Louisiana Public Service Commission's Rules of Practice and Procedure.

  Entergy Louisiana, Inc. is hereby authorized to implement a plan of internal restructuring, as described in this Order and in more detail in ELI's Application in this case, that would result in the conversion of its form of business organization from a corporation to a limited liability company.

  The newly created ELL and ELP shall remain subject to the Commission's jurisdiction in the same manner that ELI currently is subject to the jurisdiction of the Commission. ELL and ELP shall be regulated by the Commission on a combined basis.

  The following conditions, recommended by the LPSC Staff and agreed to by Entergy Louisiana, Inc., are imposed upon the ELI in connection with the authorizations granted by the Commission herein (provided, however, that these conditions shall, in no event, affect ELI's authorization to complete the proposed conversion), pursuant to the provisions of the attached stipulation and subject to the following Ordering Provisions:
    The Commission reserves its rights to investigate the effect of changes in the Applicant's operation and management and the impact of those changes on ratepayers as the result of the conversion.

    If the Commission determines that the terms of the proposed conversion are, in its view, materially changed by the parties or by any subsequent regulatory decision of the FERC, NRC, or SEC, the Commission may reconsider its approval of the proposed conversion within 45 days of the date of that subsequent regulatory decision or within 45 days of its becoming aware of the change by the parties, whichever is later.

    The Commission's approval is conditioned upon the FERC's approval of the proposed conversion, and upon any other regulatory approval that ELI may be required to obtain under the law.

    The Commission's approval is without prejudice to its constitutional and statutory authority over public utilities and other matters within the Commission's jurisdiction such as ELI's rates, services, etc.

    The proposed conversion shall entail no "step-up" in the valuation of ELI's assets. Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

    The Commission's approval of the proposed conversion is without prejudice to the authority of the Commission to review the capital structure and cost of capital of ELL in future Formula Rate Plan filings made by ELL.

    ELI shall promptly notify the Commission of the date on which the conversion is completed, and of the status of the Applicant's request for approval of the conversion or any other action by any other governmental agency.

    The Commission's approval is based on the representation that the proposed conversion will not itself generate any federal or Louisiana income tax liability and that it will not result in any increase in ELI's annual income tax liabilities. Should any additional income tax liability result from the conversion itself, that increase will be absorbed by shareholders and not passed along to ratepayers.

3. This Order is effective immediately.

BY ORDER OF THE COMMISSION
BATON ROUGE, LOUISIANA
October 3, 2005

/S/ C. DALE SITTIG
DISTRICT IV
 COMMISSIONER C. DALE SITTIG

/S/ JAMES M. FIELD
DISTRICT II
 COMMISSIONER JAMES M. FIELD

/S/ JACK "JAY" A. BLOSSMAN
DISTRICT I
 COMMISSIONER JACK "JAY" A. BLOSSMAN

/S/ FOSTER L. CAMPBELL
DISTRICT V
COMMISSIONER FOSTER L. CAMPBELL

/S/ LAMBERT C. BOISSIERE, III
  DISTRICT III
  Commissioner Lambert C. Boissiere, III

LAWRENCE C. ST. BLANC
SECRETARY

_________________________
1.  ELP is the name currently being used to refer to the limited liability company that will be ELL's sister limited liability company. The official name of that entity ultimately might not be "Entergy Louisiana Properties, LLC," although ELI has represented to the Commission that the business function and purpose of the company will not differ materially from what is set forth in ELI's Application.

2.  SFI provides fuel procurement services to ELI, Entergy Arkansas, Inc., Entergy Mississippi, Inc. and Entergy New Orleans, Inc.

3.  ELP is the name currently being used to refer to the limited liability company that will be ELL's sister limited liability company. The official name of that entity ultimately might not be "Entergy Louisiana Properties, LLC," although the business function and purpose of the company will not differ materially from what is set forth in this Application.